Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS (UNAUDITED)

	Predecessor									Successor
	Year Ended December 31,							Three Months Ended March 31, 2004		Nine Months Ended December 31, 2004
	2000		2001	2002		2003
	(in $ millions, except ratio of earnings to combined fixed charges)
Earnings:
Pre-tax earnings (loss) from continuing operations excluding minority interest expense	$184		$(424)	$180		$196		$72		$(174)
Less:
Income from equity investees, net	(18)		(12)	(21)		(35)		(12)		(36)
Plus:
Income distributions from equity investments	12		19	61		23		15		22
Amortization of capitalized interest	9		9	10		14		2		6
Total fixed charges	103		104	89		85		16		332
Total "earnings" as defined before combined fixed charges	$290		$(304)	$319		$283		$93		$150
Fixed charges:
Interest expense	$68		$72	$55		$49		$6		$300
Capitalized interest	12		4	6		3		3		4
Estimated interest portion of rent expense(1)	23		28	28		33		7		21
Preferred stock dividends	—		—	—		—		—		—
Guaranteed payment to minority shareholders	—		—	—		—		—		7
Total fixed charges	$103		$104	$89		$85		$16		$332
Ratio of earnings to combined fixed charges(2)	2.8	x	—	3.6	x	3.3	x	5.8	x	—

(1)	The estimated interest portion of rental expense is based on the amount of rental expense including discontinued operations for 2000 and excluding discontinued operations for subsequent periods.

(2)	Earnings were insufficient to cover combined fixed charges by $408 million for the year ended December 31, 2001 and $182 million for the nine months ended December 31, 2004.